Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: October 13, 2021

Interview Debriefing

Gogoro Co-Founder and CEO, Horace Luke, Interview with Squawk Box Asia, CNBC with Sri Jegarajah and Martin Soong

Date of Interview:	Tuesday, 12 October 2021
Interview Time:	7:30-7:45 AM, Taipei Time (13 minutes of air time for the live interview)
Spokesperson:	Horace Luke, founder and CEO, Gogoro

Interview Transcript:

Sri: Coming up on the program, cashing in on China’s ambitious electric vehicle goals, Gogoro and its partners launched its battery swapping system in Hangzhou. We talk to Gogoro’s CEO, Horace Luke, about that on the other side of this break.

(Commercial break)

Martin: China is turning to electric vehicles to achieve its current climate goals, which is creating more opportunities for investors. Battery swapping systems company Gogoro says it will partner China’s Yidea and also Dachangjiang to roll out its technology in the city of Hangzhou.The Huan Huan battery swapping brand – I think that means “change, change” is set to expand to additional cities next year. In accordance with the deal, Yadea and DCJ will develop a range of two-wheeled vehicles built for the Gogoro battery swapping platform. For more. Horace Luke, CEO of Gogoro, joins us live today out of Tapai. Horace, great to see you again. Welcome back. Glad to have you on the show. Congratulations on the two deals in China. And I think what is interesting is one is China’s biggest two wheel EV maker and the other is China's biggest petrol power EV maker. So I guess you can find better partners but more to the point, you are going in partnering with these two companies, therefore not necessarily competing. That's an interesting strategic choice. Talk us through that.

A: Thank you so much Martin for having me me back on the show and Sri. Back in June, we announced our partnership with Yadea, the world's largest two wheeled electric vehicle maker, and Dachangjiang, China's largest ICE two-wheel maker in the partnership to go into China. Think of us really as the Android of EV. We empower our OEMs to create vehicle types and offer customers lots of choices that fits their needs, while at the same time our technology provides an underlying platform that enables companies and riders to better safer, more convenient electrical vehicle ownership experience. We have done it in Taiwan. When we started in Taiwan, there was less than 1 per cent market share EV had among all the other types of vehicles, and now it's 10 per cent, together with Yamaha and Taiwan Suzuki, Aon motor as well as several other OEMs, we now grew the market to 10 per cent and battery swapping is 97% per cent of that. So, we are eager to take this idea and this technology into China and Hangzhou is just the first rock into the ocean that's going to ripple to other cities and much bigger markets in the very near future here.

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Martin: Sounds good, sounds like it's just the beginning. Just off the top of my head, the thing I wonder is in terms of your battery swapping technology, your system, how wide are the modes and how high are the barriers to entry and how concerned are you about your technology, your patents, etc being safe as you step into China. Lets be blunt here, as we all know there are still a lot of issues with intellectual property theft into China and copycats.

A: What's interesting with Yadea and Dachangjiang is that this is a deal that is a long time in the making, about 18-24 months, and with that process we did a lot of technology due diligence, feasibility and financial due diligence, going into those markets. After even assessing local what you call quick copy or copycat solutions that might be a little cheaper at a point, these large players end up like Gogoro as the choice to deploy because you need to deploy the infrastructure, not only is the cost is a big concern, but safety, quality, durability and operational know-how in technology all play to try and get the network as optimized as possible. And I am very proud to have somebody like Yadea and Dachangjiang validate our technology and bring us in partnership into Hangzhou, we’re going to start in Hangzhou with 45 stations, and very quickly build to 80 stations by the end of this year. And then, going to Wuxi, which is Yadea's home town and quickly after that to many cities across China. And our partnership as you mentioned, it's really empowering our partners to do what they are really great at, at the same time letting Gogoro service and provide the platform of something that we are great at which is swap and go. And for them, they have a combined 50,000 retailers and no better partners can speed up deployment quicker than they can.

Sri: Does this partnership mean you can price more competitively?

A: Absolutely, Yadea announced three vehicles yesterday, two of which are immediately available in the market at about 3,500 to 4,200 RMB, which is in line with if not even slightly more cost-effective than their charge at home counterparts. Of course, they built over – I believe this year -target is about 16 million vehicles that all use the traditional plugin tether charging, and very quickly they will convert all of that to Gogoro swap and go. And through that process, we are able to remove the battery from the overall cost material and let the consumers swap the battery instead of charging it at home and paying for that battery. They are paying fractionally through fractional ownership and the swapping experience. This makes their vehicle both more affordable when comparing to the tether charging model but also at the same time, as you probably have seen with the vehicle, there are more innovative, they can bring more to the table because now they don't have to include a battery to the overall building material when they sell the vehicle. So, it’s better for the consumers, better for the OEMs and certainly great for Gogoro because we are able to bring our technology to China in partnership with them.

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Sri: Horace, some are describing it as an energy crisis. What does the spike in oil and gas prices tell you about the transition and the journey to net-zero emissions and where do EVs fit into that narrative?

A: I think what is unique about Gogoro is that we charge batteries. That means we can charge batteries any time we plan to be better for the grid. So, in the case of a rolling blackout or brownout, we don't have to worry about that. Consumers bring in the depleted battery, swap out for a full one. And through the next several hours, next day or so, we plan and figure out when is the best to charge for the grid, and only take energy when energy is available. We charge and hold until the next customer comes along, and swaps out. As you said, with the rising gas crisis is actually going to help tip the consumers over to electric especially what we are doing, is in turn, about the same price per kilometer as gas, but with all the side benefits of electric. So, less noise pollution, less heat pollution, less air pollution, all of that will add up to be much healthier and safer for our customers everywhere, and by going into China with Yadea and Dachangjiang, we are able to bring the scale up and in turn bring the costs down, and go ahead and deploy into many other cities later on as we develop further.

Martin: with these two giants, does it also give you cover in the sense that the battery is sort of...Batteries are things you don't see, you see the Chinese branded either EV two-wheelers or ICE two-wheelers, nobody looks at the batteries. How much risk is there conversely that you could fall foul with what China actually wants to do to create national champions. I don't know whether they have that plan is in terms of batteries or not, but especially as a Taiwan company, giving what's going on in China right now, how do you think about it, how do you deal with that potential risk?

A: That's a great question. The way we think about it is that we are really enabling the technology that allows the business leaders like Yadea and Dachangjiang to embrace battery swapping and tipping to the market, we are the underlying platform technology just like Android, Microsoft, just like Qualcomm and Googles of the world, that enable these giants to build their business, and at the end of the day, the partnership company is a three-way partnership between Yadea, Dachangjiang, and Gogoro, in which we play a technology provider role while they play a consumer-facing and operational role in the network. When we first started, we weren't thinking about borders, politics, or anything like that, we just need to know that the world needs to change for the better, and carbon neutrality is something we had to get to. And before we get to that, there is a lot of immediate problems within cities today. People are dying because of lung cancer in large cities, people are suffering every day from pollution, the temperature in cities is rising when the population is growing uncontrollably. We’ve got to as innovators and business leaders provide the solution that can solve that and in this particular case we are holding a hand to hand with the largest giants, not only in China, Yadea and Dachangjiang but also the world's largest ICE or gasoline power vehicle maker, Hero Moto in India, which has coverage in forty other countries. We are just excited to bring our technology developing in the last ten years in Taiwan, into these markets.

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Sri: You tied up with some formidable partners. Horace, are you happy with the current state of battery technology or do you think hydrogen fuel cells provides a more sustainable solution ?

A: I think hydrogen is great for the long haul, but it still has the problem for distribution. Anytime you need energy it is not there. You have to truck it there, to generate it there and that takes time and money to do, while in the Gogoro system, we are deploying what we call Go stations, these battery distribution vending stations, they are popping up almost like Coca-Cola machines. All I need is to tap the power of the local transformer, local power source and then off I go in the station connected via 4G or 5G, backdrop server, so the deployment can be very quick, and we are able to deploy the stations in Hangzhou, 45 stations in less than a month, that’s several a day, and you can't do that with other technology. Electric still is something people accept, and when it comes to battery technology, we are at a point with the density of energy with batteries is not meeting customers expectations, it may not be as high as gasoline still today, but a lot of people will also tell you that a tank of gas is just too much. It lasts for well over one week or two weeks. In our case in Taiwan, our customers swap within three and half days, in China with Yadea vehicles, it's well over hundred kilometers between swaps. 100 kilometers is plenty of commute miles.

Martin: Ok, so no range anxiety. Understood. Horace, strategically, you can't get any bigger in terms of your partners in China. You teamed up with Hero in India. You’re talking about the first and second biggest two wheel EV markets in the world. What about Southeast Asia though, that’s not small it’s No.3 on the list here. You got money from GoTo of Indonesia, also from Temasek, the Singapore state investor. But so far, no concrete plans. What can you tell us about your plan for Southeast Asia?

A: It's a huge market for two-wheelers. Over half of a billion and people don't realize that more than 50% of all urban miles done every day is done on two-wheelers. There is half of a billion of them just in China and India and Taiwan alone. 63 million vehicles are sold annually, compared with the four-wheeler market, which is about 80 million. That's 80% of the volume, not counting Southeast Asia. Now, of course Souteast Asia is gigantic, and through the partnership, through the investment of GoTo into our most recent SPAC announcement through the PIPE, of course, Southeast Asia is in the discussion now. Just like we did with Yadea and Dachangjiang, we are going to plan very well, as we how entered China, just like that, we are going to plan very well into how we go into Southeast Asia, because quite honestly, building an infrastructure you get one shot at it. You’ve got to do it right the very first time.

Sri: Horace, great conversation. Thank you very much indeed for those insights. Horace Luke of Gogoro. We’ll be back in two minutes.

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Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, the capability of Gogoro’s technology, Gogoro’s business plans , any benefits of Gogoro’s partnerships including its partnership with Yadea and Dachangjiang, and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

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Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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